

Ruth R. Hughs
Secretary of State

Office of the Secretary of State

CERTIFICATE OF FILING
OF

LUNCHWALE, INC.
File Number: 803606949

The undersigned, as Secretary of State of Texas, hereby certifies that a Certificate of Formation for the above named Domestic For-Profit Corporation has been received in this office and has been found to conform to the applicable provisions of law.

ACCORDINGLY, the undersigned, as Secretary of State, and by virtue of the authority vested in the secretary by law, hereby issues this certificate evidencing filing effective on the date shown below.

The issuance of this certificate does not authorize the use of a name in this state in violation of the rights of another under the federal Trademark Act of 1946, the Texas trademark law, the Assumed Business or Professional Name Act, or the common law.

Dated: 04/14/2020

Effective: 04/14/2020



Ruth R. Hughs
Secretary of State

Come visit us on the internet at https://www.sos.texas.gov/

Phone: (512) 463-5555   Fax: (512) 463-5709   Dial: 7-1-1 for Relay Services
Prepared by: Delores Moore   TID: 10306   Document: 967439270001

Office of the Secretary of State

CERTIFICATE OF CONVERSION

The undersigned, as Secretary of State of Texas, hereby certifies that a filing instrument for

[illegible] LLC
File Number: [illegible]

Converting it to

[illegible] INC.
File Number: [illegible]

has been received in this office and has been found to conform to law. ACCORDINGLY the undersigned, as Secretary of State, and by virtue of the authority vested in the secretary by law, hereby issues this certificate evidencing the acceptance and filing of the conversion on the date shown below.

Dated: [illegible]

Effective: [illegible]

Form 636
(Revised 05/11)

Return in duplicate to:
Secretary of State
P.O. Box 13697
Austin, TX 78711-3697
512 463-5555
FAX: 512 463-5709

Filing Fee: See Instructions



Certificate of Conversion
of a
Limited Liability Company
Converting
to a
Corporation

This space reserved for office use.

FILED
In the Office of the
Secretary of State of Texas

APR 14 2020

Corporations Section

Converting Entity Information

The name of the converting limited liability company is:
LUNCHWALE LLC

The jurisdiction of formation of the limited liability company is : TEXAS

The date of formation of the limited liability company is: 12/18/2017

The file number, if any, issued to the limited liability company by the secretary of state is: 0802885084

Plan of Conversion—Alternative Statements

The limited liability company named above is converting to a: ☑ for-profit corporation
☐ professional corporation ☐ nonprofit corporation. The name of the corporation is:
LUNCHWALE, INC.

The corporation will be formed under the laws of : TEXAS

☐ The plan of conversion is attached.

If the plan of conversion is not attached, the following statements must be completed.
☑ Instead of attaching the plan of conversion, the limited liability company certifies to the
following statements:

A signed plan of conversion is on file at the principal place of business of the limited liability
company, the converting entity. The address of the principal place of business of the limited liability
company is:

10601 CLARENCE DR STE 250	FRISCO	TX	USA	75033-3867
Street or Mailing Address	*City*	*State*	*Country*	*Zip Code*

A signed plan of conversion will be on file after the conversion at the principal place of business of
the corporation, the converted entity. The address of the principal place of business of the corporation
is:

10601 CLARENCE DR STE 250	FRISCO	TX	USA	75033-3867
Street or Mailing Address	*City*	*State*	*Country*	*Zip Code*

A copy of the plan of conversion will be furnished on written request without cost by the converting

Form 636   4

entity before the conversion or by the converted entity after the conversion to any owner or member of the converting or converted entity.

Certificate of Formation for the Converted Entity

☑ The converted entity is a Texas corporation. The certificate of formation of the Texas corporation is attached to this certificate either as an attachment or exhibit to the plan of conversion, or as an attachment or exhibit to this certificate of conversion if the plan has not been attached to the certificate of conversion.

Approval of the Plan of Conversion

The plan of conversion has been approved as required by the laws of the jurisdiction of formation and the governing documents of the converting entity.

Effectiveness of Filing (Select either A, B, or C.)

A. ☑ This document becomes effective when the document is accepted and filed by the secretary of state.

B. ☐ This document becomes effective at a later date, which is not more than ninety (90) days from the date of signing. The delayed effective date is: _____

C. ☐ This document takes effect upon the occurrence of the future event or fact, other than the passage of time. The 90th day after the date of signing is: _____

The following event or fact will cause the document to take effect in the manner described below:

_____

Tax Certificate

☐ Attached hereto is a certificate from the comptroller of public accounts that all taxes under title 2, Tax Code, have been paid by the limited liability company.

☑ In lieu of providing the tax certificate, the corporation as the converted entity is liable for the payment of any franchise taxes.

Execution

The undersigned signs this document subject to the penalties imposed by law for the submission of a materially false or fraudulent instrument.

Date: 04/06/2020

Founder & CEO

_____

Signature and title of authorized person on behalf of the converting entity

| Print | Reset |

Form 636   5

(Revised 05/11)

Submit in duplicate to:
Secretary of State
P.O. Box 13697
Austin, TX 78711-3697
512 463-5555
FAX: 512/463-5709
Filing Fee: $300



Certificate of Formation
For-Profit Corporation

FILED
In the Office of the
Secretary of State of Texas

APR 14 2020

Corporations Section

Article 1 – Entity Name and Type

The filing entity being formed is a for-profit corporation. The name of the entity is:

LUNCHWALE, INC.

The name must contain the word "corporation," "company," "incorporated," "limited" or an abbreviation of one of these terms.

Article 2 – Registered Agent and Registered Office
(See instructions. Select and complete either A or B and complete C.)

☑ A. The initial registered agent is an organization (cannot be entity named above) by the name of:

LEGALINC CORPORATE SERVICES INC.

OR

☐ B. The initial registered agent is an individual resident of the state whose name is set forth below:

First Name	M.I.	Last Name	Suffix

C. The business address of the registered agent and the registered office address is:

10601 CLARENCE DR SUITE 250	FRISCO		TX	75033
Street Address	City		State	Zip Code

Article 3 – Directors
(A minimum of 1 director is required.)

The number of directors constituting the initial board of directors and the names and addresses of the person or persons who are to serve as directors until the first annual meeting of shareholders or until their successors are elected and qualified are as follows:

Director 1					
GOPI		KANTAMNENI			
First Name	M.I.	Last Name			Suffix
7924 NORTH MACARTHUR BOULEVARD, APT 1082	IRVING		TX	75063	USA
Street or Mailing Address	City		State	Zip Code	Country

Director 2						
ASHA	C	KANTAMNENI				
First Name	*M.I.*	*Last Name*				*Suffix*
7924 NORTH MACARTHUR BOULEVARD, APT 1082	IRVING		TX	75063		USA
Street or Mailing Address	*City*		*State*	*Zip Code*		*Country*

Director 3						
AISHWARYA	L	KANTAMNENI				
First Name	*M.I.*	*Last Name*				*Suffix*
7924 NORTH MACARTHUR BOULEVARD, APT 1082	IRVING		TX	75063		USA
Street or Mailing Address	*City*		*State*	*Zip Code*		*Country*

Article 4 – Authorized Shares

(Provide the number of shares in the space below, then select option A or option B, do not select both.)

The total number of shares the corporation is authorized to issue is: 5000

☐ A. The par value of each of the authorized shares is: _____
OR

☑ B. The shares shall have no par value.

If the shares are to be divided into classes, you must set forth the designation of each class, the number of shares of each class, the par value (or statement of no par value), and the preferences, limitations, and relative rights of each class in the space provided for supplemental information on this form.

Article 5 – Purpose

The purpose for which the corporation is formed is for the transaction of any and all lawful business for which a for-profit corporation may be organized under the Texas Business Organizations Code.

Supplemental Provisions/Information

Text Area: [The attached addendum, if any, is incorporated herein by reference.]

THIS ENTITY IS BEING FORMED PURSUANT TO A PLAN OF CONVERSION. THE PLAN OF CONVERSION HAS BEEN APPROVED AS REQUIRED BY THE LAWS OF THE JURISDICTION OF FORMATION AND THE GOVERNING DOCUMENTS OF THE CONVERTING ENTITY. THE CONVERTING ENTITY IS A DOMESTIC LLC, THE NAME IS LUNCHWALE LLC. THE ADDRESS OF THE PRINCIPAL PLACE OF BUSINESS OF THE DOMESTIC PROFIT CORPORATION IS 10601 CLARENCE DR STE 250 FRISCO, TX 75033-3867. THE DATE OF FORMATION FOR THIS ENTITY IS 12/18/2017 IN THE JURISDICTION OF THE STATE OF TEXAS.

Organizer

The name and address of the organizer:

GOPI KANTAMNENI
_____
Name

7924 NORTH MACARTHUR BOULEVARD, APT 1082   IRVING   TX   75063
_____
Street or Mailing Address   *City*   *State*   *Zip Code*

Effectiveness of Filing (Select either A, B, or C.)

A. ☑ This document becomes effective when the document is filed by the secretary of state.

B. ☐ This document becomes effective at a later date, which is not more than ninety (90) days from the date of signing. The delayed effective date is: _____

C. ☐ This document takes effect upon the occurrence of a future event or fact, other than the passage of time. The 90th day after the date of signing is: _____

The following event or fact will cause the document to take effect in the manner described below:

```
_____
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|                                                               |
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|_____|
```

Execution

The undersigned affirms that the person designated as registered agent has consented to the appointment. The undersigned signs this document subject to the penalties imposed by law for the submission of a materially false or fraudulent instrument and certifies under penalty of perjury that the undersigned is authorized to execute the filing instrument.

Date: 04/06/2020
_____



_____
Signature of organizer

GOPI KANTAMNENI
_____
Printed or typed name of organizer

Print   **Reset**



Ruth R. Hughs
Secretary of State

Office of the Secretary of State

CERTIFICATE OF FILING
OF

LUNCHWALE, INC.
803606949

The undersigned, as Secretary of State of Texas, hereby certifies that a Certificate of Amendment for the above named entity has been received in this office and has been found to conform to the applicable provisions of law.

ACCORDINGLY, the undersigned, as Secretary of State, and by virtue of the authority vested in the secretary by law, hereby issues this certificate evidencing filing effective on the date shown below.

Dated: 06/10/2020

Effective: 06/10/2020



Ruth R. Hughs
Secretary of State

Come visit us on the internet at https://www.sos.texas.gov/

Phone: (512) 463-5555   Fax: (512) 463-5709   Dial: 7-1-1 for Relay Services
Prepared by: Angie Hurtado   TID: 10303   Document: 976311840002

| **Form 424**
(Revised 05/11)

Submit in duplicate to:
Secretary of State
P.O. Box 13697
Austin, TX 78711-3697
512 463-5555
FAX: 512/463-5709
Filing Fee: See instructions | 

Certificate of Amendment | This space reserved for office use.

F I L E D
In the Office of the
Secretary of State of Texas

JUN 10 2020

Corporations Section |

Entity Information

The name of the filing entity is:

LUNCHWALE, INC.

State the name of the entity as currently shown in the records of the secretary of state. If the amendment changes the name of the entity, state the old name and not the new name.

The filing entity is a: (Select the appropriate entity type below.)

☑ For-profit Corporation   ☐ Professional Corporation

☐ Nonprofit Corporation   ☐ Professional Limited Liability Company

☐ Cooperative Association   ☐ Professional Association

☐ Limited Liability Company   ☐ Limited Partnership

The file number issued to the filing entity by the secretary of state is: 0803606949

The date of formation of the entity is: 04/15/2020

Amendments

1. Amended Name

(If the purpose of the certificate of amendment is to change the name of the entity, use the following statement)

The amendment changes the certificate of formation to change the article or provision that names the filing entity. The article or provision is amended to read as follows:

The name of the filing entity is: (state the new name of the entity below)

The name of the entity must contain an organizational designation or accepted abbreviation of such term, as applicable.

2. Amended Registered Agent/Registered Office

The amendment changes the certificate of formation to change the article or provision stating the name of the registered agent and the registered office address of the filing entity. The article or provision is amended to read as follows:

Form 424   6

Registered Agent
(Complete either A or B, but not both. Also complete C.)

☐ A. The registered agent is an organization (cannot be entity named above) by the name of:

_____

OR

☐ B. The registered agent is an individual resident of the state whose name is:

_____

First Name   *M.I.*   *Last Name*   *Suffix*

The person executing this instrument affirms that the person designated as the new registered agent has consented to serve as registered agent.

C. The business address of the registered agent and the registered office address is:

                                                  TX
_____
Street Address (No P.O. Box)   *City*   *State*   *Zip Code*

3. Other Added, Altered, or Deleted Provisions

Other changes or additions to the certificate of formation may be made in the space provided below. If the space provided is insufficient, incorporate the additional text by providing an attachment to this form. Please read the instructions to this form for further information on format.

Text Area (The attached addendum, if any, is incorporated herein by reference.)

☐ **Add** each of the following provisions to the certificate of formation. The identification or reference of the added provision and the full text are as follows:

☑ **Alter** each of the following provisions of the certificate of formation. The identification or reference of the altered provision and the full text of the provision as amended are as follows:

Article 4 - Authorized Shares

The total number of shares the corporation is authorized to issue is: 400,000,000
The par value of each of the authorized shares is: $0.00001

☐ **Delete** each of the provisions identified below from the certificate of formation.

Statement of Approval

The amendments to the certificate of formation have been approved in the manner required by the Texas Business Organizations Code and by the governing documents of the entity.

Effectiveness of Filing (Select either A, B, or C.)

A. ☑ This document becomes effective when the document is filed by the secretary of state.

B. ☐ This document becomes effective at a later date, which is not more than ninety (90) days from the date of signing. The delayed effective date is: _____

C. ☐ This document takes effect upon the occurrence of a future event or fact, other than the passage of time. The 90th day after the date of signing is: _____

The following event or fact will cause the document to take effect in the manner described below:

Execution

The undersigned signs this document subject to the penalties imposed by law for the submission of a materially false or fraudulent instrument and certifies under penalty of perjury that the undersigned is authorized under the provisions of law governing the entity to execute the filing instrument.

Date: 06/09/2020 _____

By:  _____

Signature of authorized person

GOPI KANTAMNENI
Printed or typed name of authorized person (see instructions)

Print	Reset

Bylaws
of
LUNCHWALE, INC.
a Texas Corporation

ARTICLE I
ORGANIZATION

1.1 <u>Name</u>. The name of this corporation, which is a business corporation organized under the Texas Business Corporation Act (Acts 1955, 54th Leg., p. 239, ch. 64, or "the Act"), is LUNCHWALE, INC. (hereinafter "Corporation").

1.2 <u>Purposes</u>. The Corporation is organized and operated for the following purposes: to engage in any activity within the purposes for which corporations may be formed under the Texas Business Corporation Act.

1.3 <u>Principal Office</u>. The principal office of the Corporation shall be located at such specific location as the Board of Directors shall determine from time to time. The Board may change the location of the principal office of the Corporation and may, from time to time, designate other offices within or without the State of Texas as the business of the Corporation may require.

1.4 <u>Registered Office</u>. The registered office of the Corporation required by the Act to be maintained in the State of Texas may be, but need not be, identical with the principal office of the Corporation, and the address of the registered office may be changed from time to time by the Board.

ARTICLE II
SHAREHOLDERS

2.1 <u>Annual Meeting</u>. The annual meeting of the shareholders shall be held on or about 45 days after the end of each fiscal year for the election of a Board of Directors and for the transaction of such other business as may properly come before the meeting. The day fixed for the annual meeting of the shareholders may be changed if consented to in writing by the sole shareholder. If the election of directors shall not be held on the day designated herein for any annual meeting of the shareholders, or at any adjournment thereof, the Board of Directors shall cause the election to be held at a special meeting of shareholders as soon thereafter as conveniently may be.

2.2 <u>Special Meetings</u>. A special meeting of the shareholders may be called at any time by the President, VicePresident, a majority of the Board, or by the sole shareholder. The method by which such meeting shall be called is as follows:
Upon receipt of a specification in writing setting forth the date and purpose of such proposed special meeting, signed by the President, Vice-President, a majority of the Board, or by the sole shareholder, the Secretary of the Corporation shall give the written notice requisite to such meeting.

2.3 <u>Place of Meeting</u>. The board may designate any place, either within or without the State of Texas, as the place of meeting for any annual or special meeting of the shareholders called by the Board. A waiver of notice signed by all shareholders entitled to vote at a meeting may designate any place as the place for the holding of such meeting. If no designation is made, or if a special meeting be otherwise called, the place of meeting shall be the principal office of the Corporation.

2.4 <u>Notice of Meetings of Shareholders</u>.

   <u>Annual Meetings</u>. At least ten (10) days, but not more than sixty (60) days, prior to the date fixed for the holding of the annual meeting of shareholders, written or printed notice stating the place, day and hour of the meeting shall be delivered, either personally or by mail to each shareholder of record entitled to vote at such meeting.

   <u>Special Meetings</u>. At least ten (10) days but not more than sixty (60) days, prior to the date fixed for the holding of any special meeting of shareholders, written or printed notice stating the place, day and hour of the meeting shall be delivered, either personally or by mail, to each shareholder of record entitled to vote at such meeting. No business shall be transacted at such meeting unless mentioned in the notice.

   <u>Delivery</u>. Every notice shall be deemed duly served when the same has been delivered either personally or by prepaid mail, or by facsimile transmission or other electronic means, addressed to the shareholder at his, her or its address as it appears on the stock transfer books of the Corporation.

2.5 <u>Waiver of Notice by Shareholders</u>. Whenever any notice is required to be given to any shareholder of the Corporation, a waiver in writing, signed by the person or persons entitled to such notice, or by telegram, radiogram, or cablegram sent by the, whether before or after the holding of the meeting, shall be deemed equivalent to the giving of such notice. Attendance of a person at a meeting of shareholders, in person or by proxy, shall constitute a waiver of such notice, except when attendance is for the express purpose of objecting to the transaction of any business, at the commencement of the meeting, because the meeting was not lawfully called or convened.

2.6   List of Shareholders. The Secretary of the Corporation or the agent of the Corporation having charge of the stock transfer records for shares of the Corporation shall make and certify a complete list of the shareholders entitled to vote at a shareholders meeting or any adjournment of it. The list shall be arranged alphabetically within each class and series of stock and include the address of, and the number of shares held by, each shareholder; be produced at the time and place of the meeting; be subject to inspection by any shareholder during the whole time of the meeting; and be prima facie evidence of which shareholders are entitled to examine the list or vote at the meeting.

2.7   Quorum. A majority of the outstanding shares of the Corporation entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of shareholders. If less than a majority of the outstanding shares are represented at a meeting, a majority of the shares so represented may adjourn the meeting. The shareholders present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough shareholders to leave less than a quorum.

2.8   Adjourned Meeting. When a meeting is adjourned to another time or place, it is not necessary to give notice of the adjourned meeting if the time and place to which the meeting is adjourned are announced at the meeting at which the adjournment is taken and at the adjourned meeting only such business is transacted as might have been transacted at the original meeting. However, if after the adjournment the Board fixes a new record date for the adjourned meeting, a notice of the adjourned meeting shall be given to each shareholder of record on the new record date entitled to notice.

2.9   Voting of Shares. Each issued share of stock of the Corporation shall be entitled to one vote upon each matter submitted to a vote at a meeting of shareholders except as the Articles of Incorporation may otherwise provide. Shareholders shall have no right to cumulate their votes.

2.10   Proxies. Every person entitled to vote share or execute consents shall have the right to do so either in person or by one or more agents authorized by a written proxy executed by such person or his duly authorized agent and filed with the Secretary of the Corporation. A telegram, telex, cablegram, or similar transmission by the shareholder, or a photographic, photostatic, facsimile, or similar reproduction of a writing executed by the shareholder, shall be treated as an execution in writing for purposes of this Section. A proxy shall be revocable unless the proxy form conspicuously states that the proxy is irrevocable and the proxy is coupled with an interest as provided by statute. Any proxy duly executed is not revoked and continues in full force and effect, until:

I.   An instrument revoking it or a duly executed proxy bearing a later date is filed with the Secretary of the Corporation prior to the vote pursuant thereto;
II.   The person executing the proxy attends the meeting and votes in person;
III.   Written notice of the death or incapacity of the maker of such proxy is received by the Corporation before the vote pursuant thereto is counted; or
IV.   the expiration of eleven (11) months from the date of its execution unless otherwise provided in the proxy.

11.   Order of Business at Shareholders' Meetings. The President, or in the absence of the President, any Vice President, shall call the meeting of the shareholders to order, and shall act as presiding officer of the meeting. In the absence of the President and all of the Vice Presidents, the shareholders shall appoint a presiding officer for such meeting. The Secretary of the Corporation shall act as Secretary of all meetings of the shareholders, but in the absence of the Secretary at any meeting of the shareholders, the presiding officer may appoint any person to act as Secretary of the meeting. The presiding officer of the meting of shareholders shall, in the exercise of his discretion, establish the order of business at such meeting of the shareholders and at any delayed or adjourned meeting of the shareholders, whether a regular, special, or annual meeting. Such presiding officer has the power to determine whether a vote shall be cast orally or in writing.

12.   Voting of Shares by Certain Holders.

    Other Corporations. Shares standing in the name of another corporation may be voted by its president or by proxy appointed by him, or in the absence of the president and his proxy, by its treasurer or by proxy appointed by him, or in the absence of the aforementioned persons, by its secretary or by proxy appointed by him. The board of directors of such other corporation by resolution may appoint some other person to vote such shares.

    Legal Representatives and Fiduciaries. Shares held by an administrator, executor, guardian, custodian, conservator or trustee may be voted by him, either in person or by proxy, without a transfer of such shares into his name.

    Receivers. Shares standing in the name of a receiver may be voted by such receiver, and shares held by or under the control of a receiver may be voted by such receiver without the transfer thereof into his name if authority is contained in an appropriate order of the court by which such receiver was appointed.

    Pledgor. A shareholder whose shares are pledged shall be entitled to vote such shares unless in the transfer by the

pledgor on the books of the Corporation he shall have expressly empowered the pledgee to vote thereon, in which case only the pledgee or his proxy may represent said shares and vote thereon.

Treasury Stock. Shares of its own stock belonging to the Corporation or held by it in a fiduciary capacity shall not be voted, directly or indirectly, at any meeting, and shall not be counted in determining the total number of outstanding shares at any given time.

Subsidiary Corporations. Shares of the Corporation owned by a subsidiary shall not be entitled to vote on any matter. A subsidiary for these purposes is defined as a corporation, of which more than 35% of the total combined voting power of all classes of its shares entitled to vote, are owned directly or indirectly by the Corporation through one or more subsidiaries.

Minors. Shares held by a minor may be voted by such minor in person or by proxy and no such vote shall be subject to disaffirmance or avoidance, unless prior to such vote the Secretary of the Corporation has received written notice or has actual knowledge that such shareholder is a minor.

Incompetents and Spendthrifts. Shares held by an incompetent or spendthrift may be voted by such incompetent or spendthrift in person or by proxy and no such vote shall be subject to disaffirmance or avoidance, unless prior to such vote the Secretary of the Corporation has actual knowledge that such shareholder has been adjudicated an incompetent or spendthrift or actual knowledge of filing of judicial proceedings for appointment of a guardian.

Joint Tenants. Shares registered in the names of two or more individuals who are named in the registration as joint tenants may be voted in person or by proxy signed by any one or more of such individuals if either (i) no other such individual or his legal representative is present and claims the right to participate in the voting of such shares or prior to the vote filed with the Secretary of the Corporation a contrary written voting authorization or direction or written denial of authority of the individual present or signing the proxy proposed to be voted, or (ii) all such other individuals are deceased and the Secretary of the Corporation has no actual knowledge that the survivor has been adjudicated not to be the successor to the interests of those deceased.

2.13   Consent Without Meeting.

Any action required or permitted by the Act to be taken at an annual or special meeting of shareholders may be taken without a meeting, without prior notice, and without a vote, if consents in writing, setting forth the action so taken, are signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take the action at a meeting at which all shares entitled to vote on the action were present and voted. The written consents shall bear the date of signature of each shareholder who signs the consent.

Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to shareholders who would have been entitled to notice of the shareholder meeting if the action had been taken at a meeting and who have not consented in writing.

No written consents shall be effective to take the corporate action referred to unless, within 60 days after the record date for determining shareholders entitled to express consent to or to dissent from a proposal without a meeting, written consents dated not more than 10 days before the record date and signed by a sufficient number of shareholders to take the action are delivered to the Corporation. Delivery shall be to the Corporation's registered office, its principal place of business, or an officer or agent of the Corporation having custody of the minutes of the proceedings of its shareholders. Delivery made to the Corporation's registered office shall be by hand or by certified or registered mail, return receipt requested.

ARTICLE III
BOARD OF DIRECTORS

3.1   Powers. Subject to any limitations of the Articles of Incorporation, the Act or these Bylaws, all corporate powers shall be exercised by, or under the authority of, and the business and affairs of the Corporation shall be controlled by the Board of Directors. Without prejudice to such general powers, but subject to the same limitations, it is hereby expressly declared that the directors shall have the following powers:

To appoint and remove all officers of the Corporation subject to such limitations as may appear in the Bylaws, and to prescribe such powers and duties for officers as may not be inconsistent with law, with the Articles of Incorporation, or the Bylaws.

To conduct, manage and control the affairs of the Corporation, and to make such rules and regulations therefor, not inconsistent with law, or with the Articles of Incorporation, or the Bylaws, as they may deem best.

To designate any place for the holding of any shareholder meeting or Board of Directors meeting, to change the principal office of the Corporation for the transaction of its business from one location to another; to adopt make and use a corporate seal and to alter the form of such seal from time to time, as, in their judgment, they may deem best, provided such seal shall at all times comply with the provisions of law.

To borrow money and incur indebtedness for the purpose of the Corporation and to cause to be executed and delivered therefor, in the Corporation's name, promissory notes, bonds, debentures, deeds of trust, mortgages, pledges, hypothecations or other evidences of debt, and securities thereof.

To manage in such manner as they may deem best, all funds and property, real and personal, received and acquired by the Corporation, and to distribute, loan or dispense the same or the income and profits therefrom.

To create such trusts, foundations, and subsidiaries, as the Board of Directors shall deem necessary and to appoint the trustees, directors, or other governing officials of such legal entities.

3.2 <u>Standard of Care</u>. Each director shall exercise such powers and otherwise perform such duties in good faith, in the manner such director believes to be in the best interests of the Corporation, and with such care, including reasonable inquiry, as an ordinarily prudent person in a like position would use under similar circumstances.

3.3 <u>Number of Directors</u>. The number of directors constituting the entire Board shall be a minimum of 1 and a maximum of 10, as fixed by resolution of the Board. Subject to the foregoing, the number of directors may be determined from time to time by action of the shareholders or the Board of Directors, provided that any action by the Board of Directors to effect such increase above the maximum or decrease below the minimum shall require the vote of at least two-thirds (b) of all directors then in office. No decrease in the number of directors shall shorten the term of any director then in office.

3.4 <u>Tenure</u>. The term of each director, upon being elected to office, shall begin immediately. Each director shall hold office until the next annual meeting of shareholders following his election, or until his successor shall have been duly elected and qualified, or until his prior death, resignation or removal.

3.5 <u>Qualifications</u>. Each director shall be at least 18 years of age. Directors need not be residents of the State of Texas or shareholders of the Corporation.

3.6 <u>Nomination of Directors</u>. Prior to the annual meeting of shareholders, the Board of Directors shall select a committee to prepare a list containing the names of eligible nominees as directors for the following year. The list shall contain the names of at least one eligible nominee to each vacancy. The Secretary shall attach the list of nominees to the notification of the annual meeting of the shareholders. Nominations for directors may also be received from the floor during any meeting of the shareholders at which directors are to be elected.

3.7 <u>Resignation or Removal</u>. Any director may resign from office at any time by giving written notice thereof to an officer of the Corporation. A director or the entire Board may be removed at any time with or without cause by the sole shareholder. When any director is removed, a new director may by elected at the same meeting of the shareholders for the unexpired term of the director removed. If the shareholders fail to elect a person to fill the unexpired term of the director removed, such unexpired term shall be considered a vacancy on the Board of Directors to be filled by the remaining directors.

3.8 <u>Existence of Vacancies</u>. A vacancy in the Board of Directors exists in case of the happening of any of the following events:

The death, incapacity, resignation, or removal of any director.

The authorized number of directors is increased.

At any meeting of the shareholders at which a director is to be elected, but the shareholders fail to elect the full authorized number of directors to be voted for at that meeting.

3.9 <u>Filling of Vacancies</u>. Any vacancy occurring on the Board of Directors may be filled by a vote of the majority of the remaining directors. In the event that less than a quorum of the Board remains to fill vacancies, then in that event, a vote of one hundred percent of the remaining directors shall be required to fill any vacancy. A director so chosen shall serve for the balance of the unexpired term of the vacant office. If the Board of Directors accepts the resignation of a director, tendered to take effect at a future time, the Board may elect a successor to take office when the resignation becomes effective for the balance of the unexpired term of the resigning director. However, the Board has the power to fill or leave unfilled, until the next election, all vacancies occurring on the Board, including those created by an authorized increase in the number of directors. In the event that the Board decides not to fill a vacancy for a director, the President may call a special meeting of the shareholders to elect such director.

3.10 <u>Annual Meetings</u>. An annual meeting of the Board shall be held without other notice than this Bylaw immediately after, and at the same place as the initial meeting of incorporators and shareholders, and each annual meeting of shareholders. The Board may provide, by resolution, the time and place, within or without the State of Texas, for the holding of additional regular meetings without other notice than such resolution.

3.11 <u>Special Meeting</u>. Special meetings of the Board may be called by or at the request of the President or any director. The persons authorized to call special meetings of the Board may fix the place for holding any special meeting of the Board called by them, and if no other place is fixed, the place of meeting shall be the principal business office of the Corporation.

3.12 <u>Notice</u>. Notice of any special meeting shall be given at least five (5) days previously thereto by written notice, stating the time and place of the meeting, delivered personally or by prepaid mail, or by facsimile transmission or other electronic means.

3.13 <u>Waivers of Notice</u>. Whenever any notice is required to be given to any director of the Corporation, a waiver in writing, signed by the persons entitled to such notice, or by facsimile transmission or other electronic means sent by them, whether before or after the holding of the meeting, shall be deemed equivalent to the giving of such notice. Attendance of a person at a meeting of directors, in person or by proxy, shall constitute a waiver of such notice, except when attendance is for the express purpose of objecting to the transaction of any business, at the commencement of the meeting, because the meeting was not lawfully called or convened.

3.14   Quorum. A majority of the elected and qualified directors shall be necessary to constitute a quorum for the transaction of business. If less than a majority of the directors are present at a meeting, a majority of the directors present may adjourn the meeting.   The directors present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough directors to leave less than a quorum. Every act or decision done or made by a majority of the directors present at a meeting duly held, at which a quorum was initially present, shall be regarded as the act of the Board of Directors, unless a greater number is required by law or by the Articles of Incorporation or by these Bylaws.

3.15   Voting. Each director present shall be entitled to one (1) vote upon each matter submitted to a vote at a meeting of directors. Voting by proxy shall not be permitted. A director may participate in any meeting of the directors by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other. Participation in a meeting pursuant to this paragraph constitutes presence in person at the meeting. In the event the Board shall become dead-locked, upon the request of any director, such matter shall be referred forthwith to a special meeting of the sole shareholder for resolution, with a simple majority of the votes cast at such special meeting to be controlling upon the Board.

In the event the Board shall become dead-locked, upon the request of any director, such matter shall be referred forthwith to a special meeting of the shareholders for resolution by vote of the shareholders, each outstanding share of stock being entitled to one vote on each matter submitted to vote to the shareholders with a simple majority of the votes cast at such special meeting to be controlling upon the Board.

3.16   Consents, etc..

The transactions of any meetings of the Board of Directors, however called and noticed, or wherever held, shall be as valid as though they had a meeting duly held after regular call and notice, if a quorum be present and if, either before or after the meeting, each of the directors not present signs a written waiver of notice or a consent to holding such meeting or an approval of the minutes thereof. All such waivers, consents, or approvals shall be filed with the corporate records or made a part of the minutes of the meeting.

Any action required or permitted to be taken by the Board of Directors may be taken without a meeting and with the same force and effect as if taken by a unanimous vote of directors, if authorized by writing signed individually or collectively by all directors. Such consent shall be filed with the regular minutes of the Board.

3.17   Presumption of Assent. A director of the Corporation who is present at a meeting of the Board of Directors or a Board committee at which action on any corporate matter is taken shall be presumed to have assented to the action taken unless his dissent shall be entered in the minutes of the meeting or unless he shall file his written dissent to such action with the person acting as the Secretary of the meeting before the adjournment thereof or shall forward such dissent by registered mail to the Secretary of the Corporation immediately after the adjournment of the meeting. Such right to dissent shall not apply to a director who voted in favor of such action. A director who is absent from a meeting of the Board or a Board committee of which the director is a member, at which any such action is taken, is presumed to have concurred in the action unless he or she files a written dissent with the Secretary of the Corporation within a reasonable time after the director has knowledge of the action.

3.18   Compensation of Directors. Directors, as such, shall not receive any stated salary for their services, but by resolution of the Board a fixed sum and expenses of attendance, if any, may be allowed for attendance at each regular and special meeting of the Board; provided that nothing herein contained shall be construed to preclude any director from serving the Corporation in any other capacity and receiving compensation therefor.

ARTICLE IV
OFFICERS

4.1   Number. The officers of the Corporation shall be a President, a Secretary and a Treasurer, and may appoint one or more Vice-Presidents, Assistant Secretaries, Assistant Treasurers, and such other officers as they may determine. Two or more offices may be held by the same person but an officer shall not execute, acknowledge or verify an instrument in more than one capacity if the instrument is required by law or the Articles or Bylaws to be executed, acknowledged or verified by two or more officers.

4.2   Election and Term of Office. The officers of the Corporation to be elected by the Board shall be elected annually at the regular meeting of the Board held immediately following each annual meeting of the shareholders. If the election of officers shall not be held at such meeting, such election shall be held as soon thereafter as conveniently may be. Each officer shall hold office until a successor is elected and qualified, or until the officer's resignation, death or removal. Vacancies in offices shall be filled by election by the Board of Directors at any time to serve unexpired terms.

4.3   Removal. Any officer or agent elected or appointed by the Board may be removed by the Board whenever in its judgment the best interests of the Corporation would be served thereby, but such removal shall be without limitation on the right, if any, of the person so removed to recover damages for breach of contract.

4.4   Chairman of the Board. The Chairman of the Board, if there shall be such an officer, shall, if present, preside at all meetings of the Board of Directors, and exercise and perform such other powers and duties as may be from time to time assigned to him by the Board of Directors or prescribed by the Bylaws.

4.4   President. The President shall be the principal executive officer of the Corporation and subject to control of the Board of Directors shall in general supervise and control all of the business and affairs of the Corporation.   He shall have authority, subject to such rules as may be prescribed by the Board, to appoint such agents and employees of the Corporation as he shall deem necessary, to prescribe their powers, duties and compensation, and to delegate authority to them.   Such agents and employees shall hold office at the discretion of the President.   He shall have authority to sign, execute and acknowledge, on behalf of the Corporation, all deeds, mortgages, bonds, stock certificates, contracts, leases, reports and all other documents or instruments necessary or proper to be executed in the course of the Corporation's regular business or which shall be authorized by resolution of the Board and, except as otherwise provided by law or the Board, he may authorize any Vice President or other officer or agent of the Corporation to sign, execute and acknowledge such documents or instruments in his place and stead.   In general, he shall perform all duties incident to the office of President and such other duties as may be prescribed by the Board of Directors from time to time.

4.6   Vice President.   In the absence of the President or in the event of his death, inability or refusal to act, the Vice President shall perform the duties of President, and when so acting, shall have all the powers of and be subject to all the restrictions upon the President. The Vice President shall perform such other duties as from time to time may be assigned to him by the President or by the Board of Directors.

When more than one Vice President has been selected by the Board, only one Vice President shall be required to be a director of the Corporation, but only a Vice President who is a director may perform the duties of the President as provided in this Bylaw.

4.7   Secretary. The Secretary shall: (a) keep the minutes of the shareholders' and of the Board of Directors' meetings in one or more books provided for that purpose; (b) see that all notices are duly given in accordance with the provisions of these Bylaws or as required by law; (c) be custodian of the corporate records and of the seal of the Corporation and see that the seal of the Corporation is affixed to all documents, the execution of which on behalf of the Corporation under its seal is duly authorized; (d) keep a register of the post office address of each shareholder which shall be furnished to the Secretary by such shareholder; (e) have general charge of the stock transfer books of the Corporation; and (f) in general, perform all duties incident to the office of Secretary and such other duties as from time to time may be assigned to him by the President or by the Board.

4.8   Treasurer. If required by the Board, the Treasurer and any Assistant Treasurer selected by the Board shall give a bond for the faithful discharge of his duties in such sum and with such surety or sureties as the Board shall determine. He shall: (a) have charge and custody of and be responsible for all funds and securities of the Corporation; receive and give receipts for moneys due and payable to the Corporation from any source whatsoever, and deposit all such moneys in the name of the Corporation in such banks, trust companies or other depositories as shall be selected in accordance with the provisions of these Bylaws; and (b) in general, perform all of the duties incident to the office of Treasurer and such other duties as from time to time may be assigned to him by the President or by the Board.

4.9   Assistants and Acting Officers. The Assistant Secretaries and Assistant Treasurers, if any, selected by the Board shall perform such duties and have such authority as shall from time to time be delegated or assigned to them by the Secretary or the Treasurer, respectively, or by the President or the Board. The Board shall have the power to appoint any person to perform the duties of an officer whenever for any reason it is impracticable for such officer to act personally. Such acting officer so appointed shall have the powers of and be subject to all the restrictions upon the officer to whose office he is so appointed except as the Board may by resolution otherwise determine.

4.10   Salaries. The salaries of the officers shall be fixed from time to time by the Board and no officer shall be prevented from receiving such salary by reason of the fact that he is also a director of the Corporation.

4.11   Annual Transition. To maintain Corporation continuity, officers whose terms of office have expired shall assure the orderly transition of authority to their successors before being relieved of their responsibilities. Similarly, officers whose terms of office have expired shall take all appropriate steps to substitute their successors on all of the Corporation's financial accounts and signature cards.

ARTICLE V
COMMITTEES

5.1   Committees. The Board may designate one or more committees, which to the extent provided in a resolution adopted by the Board, and as thereafter supplemented or amended by further resolution adopted by the Board, shall have and may exercise, when the Board is not in session, the powers of the Board in the management of the business and affairs of the Corporation. Committees of the Corporation shall be standing or special. The Board of Directors or the President may refer to the proper committee any matter affecting the Corporation or any operations needing study, recommendation, or action.   The Board may establish such special committees or standing committees in addition to those specified in this Article as it deems appropriate with such duties and responsibilities as it shall designate.

5.2   Committee Membership. The Board, acting upon the recommendation of the President, shall appoint the members of such committees, and also select a committee Chair. Persons other than directors may be appointed to such committees, but the Chair of each committee must be a director of the Corporation. The Board may elect one or more directors as alternate members at any meeting of a committee who may take the place of any absent member(s) at the meeting, upon request by the President or upon request by the Chairman of such meeting. Each such committee shall fix its own rules governing the conduct of its activities and shall make such reports to the Board of its activities as the Board may request.

5.3   Standing Committees. In addition to other committees the Board may establish from time to time, the following will be standing committees of the Corporation:

Executive Committee. The Executive Committee shall, in intervals between meetings of the Board of Directors, have general control of the affairs of the Corporation, but nothing herein shall be construed to allow the Executive Committee to act to the exclusion of, or contrary to, the expressed direction of the Board of Directors. The President shall be the Chair of the Executive Committee.

Finance Committee. The Finance Committee shall in general be responsible to oversee the preparation of all statements, reports, returns and audits of the Corporation's finances, and to oversee the investment of the various funds of the Corporation. The Finance Committee shall also submit recommendations to the Board for the selection of auditors, accountants and investment managers.

Nominations Committee. The Nominations Committee shall be responsible for submitting and recommending to the Board of Directors the names of persons with appropriate skills and good reputation to serve as directors, officers and committee members of the Corporation.

5.4   Quorum and Vote of Board and Committees. A majority of the members of a committee constitutes a quorum for transaction of business. The vote of the majority of members present at a meeting at which a quorum is present constitutes the action of the committee. In the event a committee shall become dead-locked, upon the request of any committee member, such matter shall be referred forthwith to a special meeting of the Board for resolution by vote of the directors.

5.5   Limitations. No committee has the power to do any of the things a committee is prohibited from doing under the Act. In addition, unless the resolution appointing a committee expressly so provides, such a committee does not have power or authority to declare a dividend or to authorize the issuance of stock. No member of any committee, without the prior written consent of the Board of Directors, has the authority to purchase, collect funds, open bank accounts, implement policy, or bind or obligate the Corporation or its Board of Directors in any way or by any means. All such powers are expressly reserved to the Board of Directors and the officers of the Corporation.

5.6   Unanimous Consent Without Meeting. Any action required or permitted by the Articles or Bylaws or any provision of law to be taken by a committee at a meeting or by resolution may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by all of the current members of the committee.

ARTICLE VI
FINANCIAL MATTERS

6.1   Contracts. The Board may authorize any officer or agent to enter into any contracts, to execute and deliver any instrument, or to acknowledge any instrument required by law to be acknowledged in the name of and on behalf of the Corporation. Such authority may be general or confined to specific instances. When the Board authorizes the execution of a contract or of any other instrument in the name and on behalf of the Corporation, without specifying the executing officers, the President or Vice President, either alone or with the Secretary or any Assistant Secretary, may execute the same and may affix the corporate seal thereto. Except as authorized by the Board of Directors, no officer, agent, or employee shall have any power or authority to bind the Corporation by any contract or engagement, or to pledge its credit, or render it pecuniarily liable for any purpose or to any amount.

6.2   Loans. No loans shall be contracted on behalf of the Corporation and no evidences of indebtedness shall be issued in its name unless authorized by a resolution of the Board. Such authority may be general or confined to specific instances. No loan or advance to or overdraft or withdrawal by an officer, director or shareholder of the Corporation otherwise than in the ordinary and usual course of the business of the Corporation, and on the ordinary and usual terms of payment and security shall be made or permitted unless each such transaction shall be approved by a vote of two-thirds (2/3) of the directors excluding any director involved in such transaction, and a full and detailed statement of all such transactions and any payments shall be submitted at the next annual meeting of shareholders and the aggregate amount of such transactions less any repayments shall be stated in the next annual report to shareholders.

6.3   Voting of Securities Owned by the Corporation. Subject always to the specific directions of the Board of Directors, (a) any shares or other securities issued by any other corporation and owned or controlled by the Corporation may be voted at any meeting of the security holders of such other corporation by the President or his proxy, or in their absence by the Treasurer or his proxy, or in their absence by the Secretary or his proxy. Such proxy or consent in respect to any shares or other securities issued by any other corporation and owned by the Corporation shall be executed in the name of the Corporation by the President, and the Treasurer or the Secretary of this corporate seal or counter-signature or attestation by another officer. Any person or persons designated in the manner above stated as the proxy or proxies of the Corporation shall have full right, power and authority to vote the shares or other securities issued by such other corporation and owned by the Corporation the same as such shares or other securities might be voted by the Corporation.

6.4   Contracts With Related Persons. Any contract or other transaction between the Corporation and one or more of its directors, or between the Corporation and any firm of which one or more of its directors are shareholders or employees, or in which he or they are interested, or between the Corporation and any corporation or association of which one or more of its directors are shareholders, directors, officers or employees, or in which he or they are interested, shall be valid for all purposes, notwithstanding the presence of such director(s) at the meeting of the Board of Directors of the Corporation which acts upon, or in reference to, such contract or transaction, and notwithstanding his or their participation in such action, if the fact of such interest shall be disclosed or known to the Board and the Board shall, nevertheless, authorize, approve and ratify such contract or transaction by a vote of a majority of the directors present, such interested director(s) to be counted in determining whether a quorum is present, but not to be counted as voting upon the matter or in calculating the majority of such quorum necessary to carry such vote. This Section shall not be construed to invalidate any contract or other transaction which would otherwise be valid under the common and statutory law applicable thereto.

6.5   Financial Accounts. The Corporation may establish one or more checking accounts, savings accounts or investment accounts with appropriate financial entities or institutions as determined in the discretion of the Board of Directors to hold, manage or disburse any funds for Corporation purposes. All checks, drafts or other orders for payment of money, notes or other evidences of indebtedness, issued in the name of or payable to the Corporation, shall be signed or endorsed by such person or persons and in such manner as shall be determined from time to time by resolution of the Board of Directors.

6.6   Financial Statements and Reports. An independent auditor appointed or approved by the Board shall at such time as the Board determines prepare for the Corporation as a whole a consolidated financial statement, including a statement of combined capital assets and liabilities, a statement of revenues, expenses and distributions, a list of projects and/or organizations to or for which funds were used or distributed for charitable purposes, and such other additional reports or information as may be ordered from time to time by the Board. The auditor shall also prepare such financial data as may be necessary for returns or reports required by state or federal government to be filed by the Corporation. The auditor's charges and expenses shall be proper expenses of administration.

6.7   Maintenance of Books and Records. The proper officers and agents of the Corporation shall keep and maintain the books, records, and accounts of the Corporation's business and affairs, minutes of the proceedings of its shareholders, board, and committees, if any, and the stock ledgers and lists of shareholders, as the board of directors shall deem advisable and as shall be required by the laws of the state of Texas and other states or jurisdictions empowered to impose such requirements. Books, records, and minutes may be kept within or without the state of Texas in a place that the board shall determine.

6.8   Inspection of Books and Records. A shareholder or shareholders holding at least five percent (5%) in the aggregate of the outstanding voting shares of the Corporation, shall have an absolute right to do either or both of the following:

Inspect and copy the record of shareholders' names and addresses and shareholdings during usual business hours, upon five (5) business days' prior written demand upon the Corporation; or

Obtain from the transfer agent, if any, for the Corporation, upon five (5) business days' prior written demand and upon the tender of its usual charges for such a list (the amount of which charges shall be stated to the shareholder by the transfer agent upon request), a list of the shareholders' names and addresses who are entitled to vote for the election of directors and their shareholdings, as of the most recent record date for which it has been compiled or as of a date specified by the shareholder subsequent to the date of demand.

The record of shareholders shall also be open to inspection and copying by any shareholder or holder of a voting trust certificate at any time during usual business hours upon written demand on the Corporation, for a purpose reasonably related to such holder's interest as a shareholder or holder of a voting trust certificate. The accounting books and records and minutes of proceedings of the shareholders and the Board and committees of the Board shall be open to inspection upon written demand on the Corporation of any shareholder or holder of a voting trust certificate any reasonable time during usual business hours, for a purpose reasonably related to such holder's interests as a shareholder or as a holder of such voting trust certificate.

Any inspection and copying under this Article may be made in person or by agent or attorney.

6.9   Reliance on Books and Records. In discharging his or her duties, a director or an officer of the Corporation, when acting in good faith, may rely on information, opinions, reports, or statements, including financial statements and other financial data, if prepared or presented by any of the following:

One or more directors, officers, or employees of the Corporation, or of a business organization under joint control or common control, whom the director or officer reasonably believes to be reliable and competent in the matters presented.

Legal counsel, public accountants, engineers, or other persons as to matters the director or officer reasonably believes are within the person's professional or expert competence.

A committee of the board of which he or she is not a member if the director or officer reasonably believes the committee merits confidence.

A director or officer is not entitled to rely on the information set forth above if he or she has knowledge concerning the matter in question that makes reliance otherwise permitted unwarranted.

6.10   Liability of Directors and Officers. No director or officer of the Corporation shall be personally liable to its creditors or for any indebtedness or liability and any and all creditors shall look only to the Corporation's assets for payment. Further, no officer or director shall be liable for the acts, neglects or defaults of an employee, agent or representative selected with reasonable care, nor for anything the same may do or refrain from doing in good faith, including the following of done in good faith: errors in judgment, acts done or committed on advice of counsel, or any mistakes of fact or law.

6.11   Liability of Shareholders. No shareholder of the Corporation shall be personally liable to its creditors or for any indebtedness or liability and any and all creditors shall look only to the Corporation's assets for payment.

6.12   Property Interests Upon Termination of Shareholdings. Shareholders have no interest in the property, assets or privileges of the Corporation. Cessation of shareholdings shall operate as a release and assignment to the Corporation of all right, title and interest of any shareholder, but shall not affect any indebtedness of the Corporation to such shareholder.

6.12   Seal. The Corporation may have a seal in the form that the Board of Directors may from time to time determine. The seal may be used by causing it or a facsimile to be impressed, affixed, or reproduced.

6.13   Fiscal Year. The fiscal year of the Corporation shall begin on the first day of January in each year.

ARTICLE VII
CERTIFICATES FOR SHARES AND THEIR TRANSFER

7.1   Certificates for Shares. Certificates representing any shares of the Corporation shall be in such form, consistent with law, as shall be determined by the Board of Directors. Such certificates shall be signed by the President and the Secretary of the Corporation. All certificates for shares shall be consecutively numbered or otherwise identified. The name and address of the person to whom the shares represented thereby are issued, with the number of shares and the date of issue, shall be entered on the stock transfer books of the Corporation. All certificates surrendered to the Corporation for transfer shall be cancelled and no new certificate shall be issued until the former certificate for a number of shares shall have been surrendered and cancelled.

Certificates for shares may be issued prior to full payment under such restrictions and for such purposes as the Board of Directors of the Bylaws may provide; provided, however, that any such certificate so issued prior to full payment shall state on the face thereof the amount remaining unpaid and the terms of payment thereof.

7.2   Legend Condition. Any share certificate shall contain such legend or other statement as may be required by the Act, federal or state securities laws, and any agreement between the Corporation and the holder thereof. In addition, the face or reverse side of each certificate representing shares shall bear a conspicuous notation of any restriction imposed by the Corporation upon the transfer of such shares. Any person issuing or transferring said shares shall make sure all required legends appear on the certificate and on the stub relating thereto in the stock record book and shall not be required to transfer any shares free of such legends unless an opinion of legal counsel to the Corporation authorizes such a deletion.

7.3   Lost, Stolen or Destroyed Certificates. Any person claiming a certificate of stock to be lost, stolen or destroyed, shall make an affidavit or affirmation of that fact and shall if the directors so require give the Corporation a bond of indemnity, in form and with one or more sureties satisfactory to the Board, in at least double the value of the stock represented by said certificate, whereupon a new certificate may be issued in the same tenor and for the same number of shares as the one alleged to be lost or destroyed. The issuance of a new certificate or other security in place of the original certificate or other security shall be governed by the Act.

7.4   Signatures by Former Officers. In case any officer, who has signed or whose facsimile signature has been placed upon any certificate for shares, shall have ceased to be such an officer, whether because of death, resignation or otherwise, before such certificate is issued, it may be issued by the Corporation with the same effect as if he were such officer as of the date of its issue.

7.5   Consideration for Shares. The shares of the Corporation may be issued for such consideration as shall be fixed from time to time by the Board, provided that any shares having a par value shall not be issued for a consideration less than the par value thereof. The consideration to be paid for shares may be paid in whole or in part, in money, in other property, tangible or intangible, or in labor or services actually performed for the Corporation. When payment of the consideration for which shares are to be issued shall have been received by the Corporation, such shares shall be deemed to be fully paid and non-assessable by the Corporation. No certificate shall be issued for any share until such share is fully paid.

7.6   Stock Regulations. The Board of Directors shall have the power and authority to make all further rules and regulations not inconsistent with the statutes of the State of Texas as it may deem expedient concerning the issue, transfer and registration of certificates representing shares of the Corporation.

7.7   Transfer of Shares. Prior to due presentment of a certificate for shares for registration of transfer, the Corporation may treat the registered owner of such shares as the person exclusively entitled to vote, to receive notifications and otherwise to exercise all the rights and power of an owner. Where a certificate for shares is presented to the Corporation with a request to register for transfer, the Corporation shall not be liable to the owner or any other person suffering loss as a result of such registration of transfer if (a) there were on or with the certificate the necessary endorsements, and (b) the Corporation had no duty to inquire into adverse claims or has discharged any such duty. The Corporation may require reasonable assurance that said endorsements are genuine and effective and in compliance with such other regulations as may be prescribed under the authority of the Board.

7.8 Transfer Agents and Registrars. The Board of Directors may appoint one or more transfer agents or transfer clerks, and one or more registrars, which shall be an incorporated bank or trust company either domestic or foreign and which shall be appointed at such times and places as the requirements of the Corporation may necessitate and the Board of Directors may designate.

7.9 Pledged or Hypothecated Shares. Any shareholder desiring to borrow money on or hypothecate any or all of the shares of stock held by shareholder shall first mail notice, in writing, to the Secretary of the Corporation of his or her intention to do so. Said notice shall specify the number of shares to be pledged or hypothecated, the amount to be borrowed per share, the terms, rate of interest, and other provisions upon which each shareholder intends to make such loan or hypothecation. The Secretary shall, within five (5) days thereafter, mail or deliver a copy of said notice to each of the other shareholders of record of the Corporation. Such notice may be delivered to such shareholder personally, or may be mailed to the last known address of such shareholders as the same may appear on the books of the Corporation. Within fifteen (15) days after the mailing or delivering of said notice to said shareholders, any such shareholder or shareholders desiring to lend any part or all of the amount sought to be borrowed as set forth in said notice, at the terms therein specified, shall deliver by mail or otherwise to the Secretary of the Corporation, a written offer or offers to lend a certain amount of money for the term, at the rate of interest, and upon the other provisions specified in said notice.

If the total amount of money subscribed in such offers exceeds the amount sought to be borrowed specified in said notice, each offering shareholder shall be entitled to lend such proportion of the amount sought to be borrowed as set forth in said notice as the number of shares which he or she holds bears to the total number of shares held by all such shareholders desiring to lend all or part of the amount specified in said notice.

If the entire amount of monies sought to be borrowed as specified in said notice is not subscribed, as set forth in the preceding paragraphs, each shareholder desiring to lend an amount in excess of his or her proportionate share as specified in the preceding paragraph shall be entitled to lend such proportion of the subscribed amount as the total number of shares which he or she holds bears to the total number of shares held by all of the shareholders desiring to lend an amount in excess of that to which they are entitled under such apportionment. If there be but one shareholder so desiring to lend, such shareholder shall be entitled to lend up to the full amount sought to be borrowed.

If none, or only a part of the amount sought to be borrowed as specified in said notice is subscribed, as aforesaid in accordance with offers made within said fifteen (15) day period, the shareholder desiring to borrow may borrow from any person or persons he or she may so desire as to any or all shares of stock held by him or her which have not been covered by lending shareholders; provided, however, that said shareholders shall not borrow any lesser amount, or any amount on terms less favorable to the borrower, than those specified in said notice to the Secretary.

Any pledge or hypothecation, or other purported transfer as security for a loan of the shares of the Corporation shall be null and void unless the terms, conditions and provisions of these Bylaws are strictly observed and followed.

7.10 Pre-emptive Rights of Shareholders - Outstanding Shares. Before there can be a valid sale or transfer of any of the shares of the Corporation by the holders thereof, the holder of the shares to be sold or transferred shall first give notice, in writing, to the Secretary of the Corporation of his or her intention to sell or transfer such shares. Said notice shall specify the number of shares to be sold or transferred, the price per share and the terms upon which such holder intends to make such sale or transfer. The Secretary shall, within five (5) days thereafter, mail or deliver a copy of said notice to each of the other Shareholders of record of the Corporation. Such notice may be delivered to such Shareholders personally, or may be mailed to the last known addresses of such Shareholders as the same may appear on the books of the Corporation. Within ten (10) days after the mailing or delivery of said notices to such Shareholders, any such Shareholder or Shareholders desiring to acquire any part or all of the shares referred to in said notice shall deliver, by mail or otherwise to the Secretary of the Corporation, a written offer or offers to purchase a specified number or numbers of such shares at the price and upon the terms stated in said notice.

If the total number of shares specified in such offers exceeds the number of shares referred to in said notice, each offering Shareholder shall be entitled to purchase such proportion of the shares referred to in said notice to the Secretary as the number of shares of the Corporation which he or she holds bears to the total number of shares held by all Shareholders desiring to purchase the shares referred to in said notice to the Secretary.

If all of the shares referred to in said notice to the Secretary are not disposed of under such apportionment, each Shareholder desiring to purchase shares in a number in excess of his or her proportionate share as provided above, shall be entitled to purchase such proportion of those shares which remain thus undisposed of as the total number of shares which he or she holds bears to the total number of shares held by all of the Shareholders desiring to purchase shares in excess of those to which they are entitled under such apportionment.

The right to purchase the shares referred to in the aforesaid notice to the Secretary shall apply only if all of the shares referred to in said notice are purchased by the Shareholders and/or redeemed by the Corporation. Unless all of the shares referred to in said notice to the Secretary are purchased and/or redeemed as aforesaid in accordance with offers made within said ten (10) days, the Shareholder desiring to sell or transfer may dispose of all shares of stock referred to in said notice to the Secretary to any person or persons whomsoever; provided, however, that he or she shall not sell or transfer such shares at a lower price, or on terms more favorable to the purchaser or transferee than those specified in said notice to the Secretary.

Any sale or transfer, or purported sale or transfer of the shares of said Corporation shall be null and void unless the terms, conditions and provisions of this section are strictly observed and followed.

The provisions of this Section may not be changed by amendment to the Articles of Incorporation or by an amendment or repeal of these Bylaws except by the unanimous affirmative vote of all of the outstanding shares entitled to vote.

ARTICLE VIII
DIVIDENDS

8.1   Declaration of Dividends. The Board of Directors may from time to time declare dividends on its outstanding shares upon the following terms and conditions:

Dividends may be declared from earned surplus upon shares of all classes, subject to restrictions, if any contained in the Articles of Incorporation.

Dividends may be declared from any non-earned surplus upon preferred shares only; provided that if such a dividend is declared and paid from any surplus other than earned surplus, the shareholders receiving the dividend shall be advised of the fact at the time of payment to them and the next annual statement of accounts to be given to the shareholders shall indicate the surplus from which such dividend was paid.

Stock dividends may be declared from appreciation of the value of the assets of the Corporation provided capital is not impaired.

In determining what is earned surplus, the judgment of the Board of Directors shall be conclusive unless it shall be shown that the directors acted in bad faith or were grossly negligent.

8.2   Payment of Dividends. The Corporation may pay dividends declared in cash, in property, in obligations of the Corporation or in shares of the capital stock.

8.3   Reserves. The Board of Directors may, by resolution, set apart out of any funds of the Corporation available for dividends, a reserve or reserves for any proper purpose and may, by resolution, abolish any such reserve.

ARTICLE IX
INDEMNIFICATION

9.1   The Corporation may indemnify a person who was, is, or is threatened to be made a named defendant or respondent in a proceeding because the person is or was a director only if it is determined in accordance with Section F of this article that the person: conducted himself in good faith;

reasonably believed: 1) in the case of conduct in his official capacity as a director of the corporation, that his conduct was in the corporation's best interests; and 2) in all other cases, that his conduct was at least not opposed to the corporation's best interests; and   in the case of any criminal proceeding, had no reasonable cause to believe his conduct was unlawful.

9.2   Except to the extent permitted by Section 9.4 of this article, a director may not be indemnified under Section 9.1 of this article in respect of a proceeding

in which the person is found liable on the basis that personal benefit was improperly received by him, whether or not the benefit resulted from an action taken in the person's official capacity; or   in which the person is found liable to the corporation.

9.3   The termination of a proceeding by judgment, order, settlement, or conviction, or on a plea of nolo contendere or its equivalent is not of itself determinative that the person did not meet the requirements set forth in Section 9.1 of this article. A person shall be deemed to have been found liable in respect of any claim, issue or matter only after the person shall have been so adjudged by a court of competent jurisdiction after exhaustion of all appeals therefrom.

9.4   A person may be indemnified under Section 9.1 of this article against judgments, penalties (including excise and similar taxes), fines, settlements, and reasonable expenses actually incurred by the person in connection with the proceeding; but if the person is found liable to the corporation or is found liable on the basis that personal benefit was improperly received by the person, the indemnification (1) is limited to reasonable expenses actually incurred by the person in connection with the proceeding and (2) shall not be made in respect of any proceeding in which the person shall have been found liable for willful or intentional misconduct in the performance of his duty to the corporation.

9.5   A determination of indemnification under Section 9.1 of this article must be made:

by a majority vote of a quorum consisting of directors who at the time of the vote are not named defendants or respondents in the proceeding;

if such a quorum cannot be obtained, by a majority vote of a committee of the board of directors, designated to act in the matter by a majority vote of all directors, consisting solely of two or more directors who at the time of the vote are not named defendants or respondents in the proceeding;

by special legal counsel selected by the board of directors or a committee of the board by vote as set forth in Subsection (1) or (2) of this section, or, if such a quorum cannot be obtained and such a committee cannot be established, by a majority vote of all directors; or

by the shareholders in a vote that excludes the shares held by directors who are named defendants or respondents in the proceeding.

9.6   Authorization of indemnification and determination as to reasonableness of expenses must be made in the same manner as the determination that indemnification is permissible, except that if the determination that indemnification is permissible is made by special legal counsel, authorization of indemnification and determination as to reasonableness of expenses must be made in the manner specified by Subsection (c) of Section 9.5 of this article for the selection of special legal counsel. A provision contained in the articles of incorporation, the bylaws, a resolution of shareholders or directors, or an agreement that makes mandatory the indemnification permitted under Section 9.1 of this article shall be deemed to constitute authorization of indemnification in the manner required by this Section even though such provision may not have been adopted or authorized in the same manner as the determination that indemnification is permissible.

9.7   The Corporation shall indemnify a director against reasonable expenses incurred by him in connection with a proceeding in which he is a named defendant or respondent because he is or was a director if he has been wholly successful, on the merits or otherwise, in the defense of the proceeding.

9.8   If, in a suit for the indemnification required by Section 9.7 of this article, a court of competent jurisdiction determines that the director is entitled to indemnification under that section, the court shall order indemnification and shall award to the director the expenses incurred in securing the indemnification.

9.9   If, upon application of a director, a court of competent jurisdiction determines, after giving any notice the court considers necessary, that the director is fairly and reasonably entitled to indemnification in view of all the relevant circumstances, whether or not he has met the requirements set forth in Section 9.1 of this article or has been found liable in the circumstances described by Section 9.2 of this article, the court may order the indemnification that the court determines is proper and equitable; but if the person is found liable to the corporation or is found liable on the basis that personal benefit was improperly received by the person, the indemnification shall be limited to reasonable expenses actually incurred by the person in connection with the proceeding.

9.10   Reasonable expenses incurred by a director who was, is, or is threatened to be made a named defendant or respondent in a proceeding may be paid or reimbursed by the corporation, in advance of the final disposition of the proceeding and without the determination specified in Section 9.5 of this article or the authorization or determination specified in Section 9.6 of this article, after the corporation receives a written affirmation by the director of his good faith belief that he has met the standard of conduct necessary for indemnification under this article and a written undertaking by or on behalf of the director to repay the amount paid or reimbursed if it is ultimately determined that he has not met that standard or if it is ultimately determined that indemnification of the director against expenses incurred by him in connection with that proceeding is prohibited by Section 9.4 of this article. A provision contained in the articles of incorporation, the bylaws, a resolution of shareholders or directors, or an agreement that makes mandatory the payment or reimbursement permitted under this Section shall be deemed to constitute authorization of that payment or reimbursement.

9.11   The written undertaking required by Section 9.10 of this article must be an unlimited general obligation of the

director but need not be secured. It may be accepted without reference to financial ability to make repayment.

9.12   A provision for the Corporation to indemnify or to advance expenses to a director who was, is, or is threatened to be made a named defendant or respondent in a proceeding, whether contained in the articles of incorporation, the bylaws, a resolution of shareholders or directors, an agreement, or otherwise, except in accordance with Section 9.17 of this article, is valid only to the extent it is consistent with this article as limited by the articles of incorporation, if such a limitation exists.

9.13   Notwithstanding any other provision of this article, the Corporation may pay or reimburse expenses incurred by a director in connection with his appearance as a witness or other participation in a proceeding at a time when he is not a named defendant or respondent in the proceeding.

9.14   An officer of the corporation shall be indemnified as, and to the same extent, provided by Sections 9.7, 9.8 and 9.9 of this article for a director and is entitled to seek indemnification under those sections to the same extent as a director. The Corporation may indemnify and advance expenses to an officer, employee, or agent of the corporation to the same extent that it may indemnify and advance expenses to directors under this article.

9.15   The Corporation may indemnify and advance expenses to persons who are not or were not officers, employees, or agents of the corporation but who are or were serving at the request of the corporation as a director, officer, partner, venturer, proprietor, trustee, employee, agent, or similar functionary of another foreign or domestic corporation, employee benefit plan, other enterprise, or other entity to the same extent that it may indemnify and advance expenses to directors under this article.

9.16   The Corporation may indemnify and advance expenses to an officer, employee, agent, or person identified in Section 9.15 of this article and who is not a director to such further extent, consistent with law, as may be provided by its articles of incorporation, bylaws, general or specific action of its board of directors, or contract or as permitted or required by common law.

9.17   The Corporation may purchase and maintain insurance or another arrangement on behalf of any person who is or was a director, officer, employee, or agent of the corporation or who is or was serving at the request of the corporation as a director, officer, partner, venturer, proprietor, trustee, employee, agent, or similar functionary of another foreign or domestic corporation, employee benefit plan, other enterprise, or other entity, against any liability asserted against him and incurred by him in such a capacity or arising out of his status as such a person, whether or not the corporation would have the power to indemnify him against that liability under this article. If the insurance or other arrangement is with a person or entity that is not regularly engaged in the business of providing insurance coverage, the insurance or arrangement may provide for payment of a liability with respect to which the corporation would not have the power to indemnify the person only if including coverage for the additional liability has been approved by the shareholders of the corporation. Without limiting the power of the corporation to procure or maintain any kind of insurance or other arrangement, the Corporation may, for the benefit of persons indemnified by the corporation, (1) create a trust fund; (2) establish any form of selfinsurance; (3) secure its indemnity obligation by grant of a security interest or other lien on the assets of the corporation; or (4) establish a letter of credit, guaranty, or surety arrangement. The insurance or other arrangement may be procured, maintained, or established within the corporation or with any insurer or other person deemed appropriate by the board of directors regardless of whether all or part of the stock or other securities of the insurer or other person are owned in whole or part by the corporation. In the absence of fraud, the judgment of the board of directors as to the terms and conditions of the insurance or other arrangement and the identity of the insurer or other person participating in an arrangement shall be conclusive and the insurance or arrangement shall not be voidable and shall not subject the directors approving the insurance or arrangement to liability, on any ground, regardless of whether directors participating in the approval are beneficiaries of the insurance or arrangement.

9.18   Any indemnification of or advance of expenses to a director in accordance with this article shall be reported in writing to the shareholders with or before the notice or waiver of notice of the next shareholders' meeting or with or before the next submission to shareholders of a consent to action without a meeting and, in any case, within the 12month period immediately following the date of the indemnification or advance.

9.19   For purposes of this article, the corporation is deemed to have requested a director to serve as a trustee, employee, agent, or similar functionary of an employee benefit plan whenever the performance by him of his duties to the corporation also imposes duties on or otherwise involves services by him to the plan or participants or beneficiaries of the plan. Excise taxes assessed on a director with respect to an employee benefit plan pursuant to applicable law are deemed fines. Action taken or omitted by a director with respect to an employee benefit plan in the performance of his duties for a purpose reasonably believed by him to be in the interest of the participants and beneficiaries of the plan is deemed to be for a purpose which is not opposed to the best interests of the corporation.

9.20   <u>Changes in Texas Law.</u> If there is any change of the Texas statutory provisions applicable to the Corporation relating to the subject matter of this Article, then the indemnification to which any person shall be entitled under this article shall be determined by the changed provisions, but only to the extent that the change permits the Corporation to provide broader indemnification rights than the provisions permitted the Corporation to provide before the change. Subject to the next Section, the Board of Directors is authorized to amend this Article to conform to any such changed statutory provisions.

9.21   <u>Amendment or Repeal of This Article.</u> No amendment or repeal of this Article shall apply to or have any effect on any director or officer of the Corporation for or with respect to any acts or omissions of the director or officer occurring before the amendment or repeal.

ARTICLE X
AMENDMENTS

10.1   <u>Amendment By Shareholders.</u>

(a)   Except as otherwise provided by law, by the Articles of Incorporation, or the next paragraph, new Bylaws may be adopted or these Bylaws may be repealed or amended at the annual shareholders' meeting, or at any other meeting of the shareholders called for that purpose, by a vote of shareholders entitled to exercise a majority of the voting power of the Corporation, or by written consent of such shareholders.

(b)   The following provisions of these Bylaws may not be amended or repealed except by the unanimous affirmative vote of all of the outstanding shares entitled to vote: Article II, Section 4 (Number of Directors); Article II, Section 7 (Removal of Director); Article IV, Section 9 (Voting Rights); Article V, Section 7 (Pre-emptive Rights of Shareholders); and this Article VII (Amendments to Bylaws).

2.   <u>Powers of Directors.</u> Subject to the right of the shareholders to adopt, amend or repeal Bylaws, as provided in
the prior Section, and the limitations prescribed by law, the Board of Directors may adopt, amend or repeal any of these Bylaws.

3. <u>Inspection of Bylaws</u>. The original or copy of these Bylaws, as amended or otherwise altered to date, certified bythe Secretary, shall at all times be kept in the principal office of the Corporation for the transaction of business, and shall be open to inspection by the shareholders, officers and directors at all reasonable times during office hours.

4. <u>Record of Amendments</u>. Whenever an amendment or new Bylaw is adopted, it shall be copied in the book of Bylaws with the original Bylaws, in the appropriate place. If any Bylaw is repealed, the fact of repeal with the date of the meeting at which the repeal was enacted or written assent was filed shall be stated in said book.

Adopted by resolution of board of directors on this 22 day of May, 2020.



Signature of Director
Name: GOPI KANTAMNENI

Signature of Director
Name: AISHWARYA LAKSHMI KANTAMNENI



Signature of Director
Name: ASHA CHOWDARY KANTAMNENI

Articles of Organization

A set of formal documents filed with the Secretary of State to legally document the creation of a new business entity.









Secretary of State
P.O. Box 13697
Austin, TX 78711-3697
FAX: 512/463-5709

Filing Fee: $300

Certificate of Formation
Limited Liability Company

Filed in the Office of the Secretary of State of Texas
Filing #: 802885084 12/18/2017
Document #: 782304500002
Image Generated Electronically for Web Filing

Article 1 - Entity Name and Type

The filing entity being formed is a limited liability company. The name of the entity is:

LUNCHWALE LLC

Article 2 – Registered Agent and Registered Office

☑ A. The initial registered agent is an organization (cannot be company named above) by the name of:

LEGALINC CORPORATE SERVICES INC.

OR

☐ B. The initial registered agent is an individual resident of the state whose name is set forth below:

C. The business address of the registered agent and the registered office address is:

Street Address:
10601 CLARENCE DR
SUITE 250 FRISCO TX 75033

Consent of Registered Agent

☐ A. A copy of the consent of registered agent is attached.

OR

☑ B. The consent of the registered agent is maintained by the entity.

Article 3 - Governing Authority

☐ A. The limited liability company is to be managed by managers.

OR

☑ B. The limited liability company will not have managers. Management of the company is reserved to the members.

The names and addresses of the governing persons are set forth below:

Managing Member 1: **GOPI KANTAMNENI** Title: **Managing Member**

Address: **7924 N MACARTHUR BLVD APT 1082 IRVING TX, USA 75063**

Article 4 - Purpose

The purpose for which the company is organized is for the transaction of any and all lawful business for which limited liability companies may be organized under the Texas Business Organizations Code.

Supplemental Provisions / Information

[The attached addendum, if any, is incorporated herein by reference.]

Organizer

The name and address of the organizer are set forth below.

MARSHA SIHA   17350 STATE HWY 249 #220 HOUSTON TX 77064

Effectiveness of Filing

☑ A. This document becomes effective when the document is filed by the secretary of state.

OR

☐ B. This document becomes effective at a later date, which is not more than ninety (90) days from the date of its signing. The delayed effective date is:

Execution

The undersigned affirms that the person designated as registered agent has consented to the appointment. The undersigned signs this document subject to the penalties imposed by law for the submission of a materially false or fraudulent instrument and certifies under penalty of perjury that the undersigned is authorized under the provisions of law governing the entity to execute the filing instrument.

MARSHA SIHA

Signature of Organizer

FILING OFFICE COPY



Corporations Section
P.O.Box 13697
Austin, Texas 78711-3697

Rolando B. Pablos
Secretary of State

Office of the Secretary of State

December 19, 2017

Attn: INCFILE.COM LLC

INCFILE.COM LLC
17350 STATE HWY 249, SUITE 220
Houston, TX 77064 USA

RE: LUNCHWALE LLC
File Number: 802885084

It has been our pleasure to file the certificate of formation and issue the enclosed certificate of filing evidencing the existence of the newly created domestic limited liability company (llc).

Unless exempted, the entity formed is subject to state tax laws, including franchise tax laws. Shortly, the Comptroller of Public Accounts will be contacting the entity at its registered office for information that will assist the Comptroller in setting up the franchise tax account for the entity. Information about franchise tax, and contact information for the Comptroller's office, is available on their web site at http://window.state.tx.us/taxinfo/franchise/index.html.

The entity formed does not file annual reports with the Secretary of State. Documents will be filed with the Secretary of State if the entity needs to amend one of the provisions in its certificate of formation. It is important for the entity to continuously maintain a registered agent and office in Texas. Failure to maintain an agent or office or file a change to the information in Texas may result in the involuntary termination of the entity.

If we can be of further service at any time, please let us know.

Sincerely,

Corporations Section
Business & Public Filings Division
(512) 463-5555

Enclosure

Come visit us on the internet at http://www.sos.state.tx.us/
Phone: (512) 463-5555 Fax: (512) 463-5709 Dial: 7-1-1 for Relay Services
Prepared by: Tamara Schoonmak TID: 10285 Document: 782304500002





Corporations Section
P.O.Box 13697
Austin, Texas 78711-3697

Rolando B. Pablos
Secretary of State

Office of the Secretary of State

CERTIFICATE OF FILING
OF

LUNCHWALE LLC
File Number: 802885084

The undersigned, as Secretary of State of Texas, hereby certifies that a Certificate of Formation for the above named Domestic Limited Liability Company (LLC) has been received in this office and has been found to conform to the applicable provisions of law.

ACCORDINGLY, the undersigned, as Secretary of State, and by virtue of the authority vested in the secretary by law, hereby issues this certificate evidencing filing effective on the date shown below.

The issuance of this certificate does not authorize the use of a name in this state in violation of the rights of another under the federal Trademark Act of 1946, the Texas trademark law, the Assumed Business or Professional Name Act, or the common law.

Dated: 12/18/2017

Effective: 12/18/2017

Rolando B. Pablos
Secretary of State

Come visit us on the internet at http://www.sos.state.tx.us/
Phone: (512) 463-5555 Fax: (512) 463-5709 Dial: 7-1-1 for Relay Services
Prepared by: Tamara Schoonmak TID: 10306 Document: 782304500002